Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434

FINAL TRANSCRIPT

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Conference Call Transcript

Event Date/Time: Jun. 19. 2008 / 8:30AM ET

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
CORPORATE PARTICIPANTS
Mark Belgya
J. M. Smucker Company — CFO
Tim Smucker
J. M. Smucker Company — Co-CEO and Chairman
Richard Smucker
J. M. Smucker Company — Co-CEO and President
Paul Smucker Wagstaff
J. M. Smucker Company — VP — Foodservice and Beverage Markets
Vince Byrd
J. M. Smucker Company — SVP — Consumer Market
Steve Oakland
J. M. Smucker Company — VP, General Manager, Consumer Oils and Baking
CONFERENCE CALL PARTICIPANTS
Gretchen Montgomery
Deutsche Bank — Analyst
Farha Aslam
Stephens, Inc. — Analyst
Chuck Cerankosky
FTN Midwest — Analyst
Eric Serotta
Merrill Lynch — Analyst
Tom Maher
Lord Abbett — Analyst
PRESENTATION
Operator
Good morning and welcome, ladies and gentlemen, to the J. M. Smucker Company’s Fourth Quarter 2008 Earnings Conference Call. At this time I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the Company, we will open the conference up for questions-and-answers after the presentation.
I will now turn the conference over to Mr. Mark Belgya. Please go ahead, Sir.
Mark Belgya - J. M. Smucker Company — CFO
Thank you. Good morning, everyone, and welcome to the J. M. Smucker Company’s Fourth Quarter 2008 Earnings Conference Call. I am the Company’s Chief Financial Officer and thank you for joining us this morning.
Also on the call from the Company this morning are Tim Smucker, Chairman and Co-CEO, Richard Smucker, President and the CEO, Vince Byrd, Senior Vice President of our Consumer Market, Steve Oakland, Vice President and General Manager of our Consumer Oils and Baking business, Mark Smucker, Vice President of International, and Paul Smucker Wagstaff, Vice President of Foodservice and Beverage Markets.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
After this brief introduction, I will turn the call over to Tim for opening comments. I will then review the financial results for the quarter and Richard will comment on our recent Folgers announcement, provide an overview of 2009 and offer closing remarks. At the conclusion of these comments, we will be available to answer your questions.
If you have not seen our press release, it is available on our website at smuckers.com. A replay of this call is available on the website in downloadable MP3 format. If you have any follow-up questions or comments after today’s call, please feel free to contact me or Sonal Robinson, Director of Corporate Finance and Investor Relations.
I would like to remind you that certain statements in this presentation and during the question-and-answer period that follows may relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities [Legislation] Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.
I also want to point out that the Company uses non-GAAP results for the purpose of evaluating performance internally. Additional discussion on non-GAAP information is also detailed in our press release.
With that I’ll turn the call over to Tim.
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Thank you, Mark, and good morning, everyone, and thanks for joining us this morning.
I would like to begin by summarizing the key highlights for the year. First we concluded another record year with sales up 18% and earnings per share up 9%, both ahead of our strategic goals despite an unprecedented cost environment. Also our compounded annual growth rate for the past 10 years is 9.6% and for the past five years is 8%, which exceeds and achieves respectively our long-term growth guidance. Second, we continued — we’ve continued to focus on our strategy of owning number 1 brands in North America making a number of complementary acquisitions. Third, we continued to support our brands with marketing investment up 16% for the year and the introduction of 30 new products. And, finally, we repurchased approximately 5% of our shares, returning value to our shareholders.
As you know on June 4th, we announced an agreement with Procter & Gamble to merge the Folgers coffee business into the Smucker Company. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers and special occasions, all of which foster family connections and lasting memories. Folgers has a long tradition of being part of memorable meals and is an excellent fit in our family of brands. We are eager to welcome the Folgers brands and the employees into the Smucker Company.
While we look forward to completing the Folgers transaction in the fall, we acquired a number of businesses and brands during fiscal 2008 that continue to strengthen our presence in the center of the store. We increased our prominence in the baking aisle with the acquisition of Eagle, the largest producer of sweetened condensed and evaporated milk in North America, and the addition of Carnation canned milk and products in Canada. We also expanded our presence in the freezer aisle of the Canadian market with the addition of Europe’s Best, the number 1 brand of premium all natural frozen fruit in Canada. Carnation and Europe’s Best joined our already strong portfolio brands becoming our seventh and eighth number 1 brand in Canada. And shortly after the year ended, we acquired the highly recognized [Knotts Berry] Farm brand, a producer and marketer of high-quality jams, jellies, preserves and gift boxes in the United States.
New products are another important component of our growth strategy. We continually seek to understand consumers’ needs and then respond with products that are good and good for you, easy for you and make you smile. With this strategic architecture guiding our product development, the Smucker family of brands provides consumers with high-quality products they know they can trust.
Here is an update of some of those recent introductions. We extended the Jif brand to the Snack Nuts category. Currently we are in test markets in the central United States and response has been encouraging. Our new television advertising reminds Snack Nut consumers we have to be choosy, we’re Jif. The addition of Crisco Olive Oil offers consumers a trusted brand in the good for you olive oil category. Due to the success in our rollout markets, we continue to move towards national distribution. New packaging has been created for the product, along with a new media campaign, which will be aired this fall to support the expanded distribution.
In addition to Crisco Olive Oil, our recent introduction of Crisco Puritan Canola Oil with Omega-3 DHA gives consumers yet another smart choice. Other better for you alternatives include Pillsbury reduced sugar cake mixes, frostings and brownies, and Martha White Whole Grain Muffins. We have also extended the reach of our Hungry Jack brand with new products that offer consumers greater convenience. We are

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Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
currently testing Hungry Jack Refrigerated Potatoes, Hungry Jack Frozen Biscuits and Hungry Jack Snacking Waffles, ready to eat waffles. We believe these new products are in line with consumer demand and provide opportunities for growth.
Looking at other activities during 2008, we consolidated to a single North American systems platform and implemented a best-in-class trade marketing system. In addition, we achieved a major milestone in our go-to-market strategy. In January, we appointed Advantage Sales & Marketing as our single national growth broker for all of our grocery business in the U.S. Retail segment. The transition was completed in the fourth quarter and will help us further improve customer service, realize a number of near-term efficiencies and position us for future growth.
In addition, after Procter & Gamble made the decision to separate Folgers, they appointed Advantage as the broker for that business. Advantage has been preparing to assume responsibility for the business which should further facilitate a smooth go-to-market transition and integration.
Our acquisitions, new product development and other initiatives represent an investment of time, money and people. We would not be able to achieve the success we have without our talented and dedicated employees who continue to focus on our core business, while embracing change as we grow.
We look forward to the addition of the Folgers business and to welcoming Folgers employees to the Smucker family. We are confident our strategy will result in long-term profitable growth.
I would like now to turn the call back to Mark to have him review the financial results.
Mark Belgya - J. M. Smucker Company — CFO
Thank you, Tim. Sales were up 20% for the quarter with the acquisition of Eagle, Carnation and Europe’s Best contributing approximately 60% of the gain while price increases accounted for the majority of the remainder. These gains were partially offset by volume declines in baking and peanut butter. Favorable exchange rates also contributed.
GAAP earnings per share were $0.67 this quarter and $0.75 in the fourth quarter of last year, including restructuring and merger and integration costs which were primarily Eagle-related. Excluding these charges in both years, earnings per share were $0.73 this quarter and $0.75 in last year’s quarter.
Last year’s fourth quarter benefited from the sales of approximately $50 million and earnings of $0.08 per share due to the withdrawal of a peanut butter competitor during that period. While the situation increased the volatility of the peanut butter category over the last 15 months, it is important to note Jif’s volume has increased 11% and net sales have increased 18% over the past two years, demonstrating the strength of the brand.
Operating income decreased almost $3 million for the quarter, excluding charges and declined as a percent of sales from 14.1% to 11.3%. Gross margin, excluding charges, declined to 31.1% this year from an unusually high 36.5% last year. The impact of higher raw material costs, predominantly the record level for soybean oil and wheat, was the primary cause of the decline. While pricing actions were taken that essentially offset the higher commodity costs the timing of the pricing lagged the cost increases and the magnitude of the price increases were not sufficient to maintain profit margins.
Gross margins in the quarter were also negatively impacted by the addition of the lower margin Eagle business. The magnitude of the increase in milk costs and an unfavorable sales mix contributed to Eagle’s lower than average gross margin. In the coming year we anticipate Eagle margins to be more in line with their historical levels.
For fiscal 2009, excluding Folgers, we expect raw material costs to increase an additional $150 million over 2008 with soybean oil, wheat, peanuts and certain fruits accounting for the majority of the increase. Additional price increases taken or planned for 2009, along with the full year impact of pricing actions taken during 2008, are expected to offset these cost increases. SD&A as a percent of sales once again declined from 22.2% to 20.3%, helping to somewhat offset the gross margin impact. In line with our brand building efforts, marketing costs increased 13% compared to last year and nearly 18% specific to our retail business in the United States and Canada. Corporate overhead expenses increased only 5.5%, leading to an overall decline in SG&A as a percent of sales.
For 2009 we expect to increase marketing investments on the base Smucker business by more than 20% over last year, primarily in support of the continued rollout of Crisco Olive Oil.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Included in the quarter results is a net insurance settlement of approximately $4 million or $0.05 per share, relating to store damage at our third party distribution center in Memphis, Tennessee. This amount is reported in the other operating income and expense net, a new line item on the income statement. Previously, similar type gains and losses, including those on disposition of assets were reported below operating income and have been reclassified to this line item.
Now turning to segment results, sales in our U.S. Retail segment were up 15% in the fourth quarter. Excluding the addition of Eagle, sales for the segment were up 5%. Sales in the Consumer area were up 5%, primarily in Smucker’s fruit spreads and Uncrustables and Hungry Jack potatoes, pancakes and syrups. Sales of Uncrustables through all channels increased 21% in 2008 and exceeded $100 million.
Sales in the oils and baking business increased 6%, excluding Eagle, compared to last year. Volume and pricing gains in oils more than offset declines in baking ingredients and mixes.
In the Special Markets segment, sales were $171 million for the quarter up 34%. Canada contributed two-thirds of the increase, primarily due to the impact of the acquired Eagle, Carnation and Europe’s Best businesses and favorable exchange rates.
Foodservice was up 8%, excluding Eagle, with gains in both the traditional and school channels. Sales in our Beverage business were up 16% compared to last year.
The effective tax rate declined from 35.3% in last year’s fourth quarter to 30% this year, primarily due to a lower state tax rate resulting from the favorable resolution of certain state tax contingencies. The full year effective tax rate of 33.1% was in line with our estimate provided last quarter. In 2009 we expect the effective tax rate to remain favorable to the statutory rate at approximately 33%, again excluding the impact of Folgers.
During the quarter, we repurchased approximately 1.3 million shares at a cost of about $66 million. This included 1 million shares acquired as part of a 10-b 5-1 plan. For the full year we repurchased 2.9 million shares at a total cost of $152 million.
Adding $68 million paid in dividends, we returned approximately $220 million to shareholders during fiscal 2008. With the transaction structure of the Folgers merger, we will be restricted in our ability to repurchase shares for two years after the closing of the transaction. We believe that share repurchase is an attractive alternative for delivering value to our shareholders and will consider future actions once the two-year limitation expires.
I would now like to turn the call over to Richard.
Richard Smucker - J. M. Smucker Company — Co-CEO and President
Thank you, Mark, and good morning, everyone. It was another record year in 2008. I would like to join Tim in recognizing our employees who made this possible. We know that their dedicated support will enable us to continue to generate strong performance in the years to come.
We look forward to welcoming a new group of talented employees into our Company when we complete the Folgers merger. This transaction brings one of America’s best-known brands into the Smucker family of brands and allows us to offer consumers yet another No. 1 brand in a key category.
Folgers has a rich heritage of high-quality product offerings and strong consumer loyalty. Over the years Folgers has created some of the most memorable marketing and advertising messages including the well-known tagline, “The best part of waking up is Folgers in your cup.” And whether it is waking up with a freshly brewed cup of Folgers coffee, with Hungry Jack pancakes, or Smucker’s jam on a piece of toast or ending your day with Folgers coffee and a slice of Pillsbury cake, these brands are a great fit together with many opportunities for multibrand marketing events.
Folgers is an excellent fit strategically as the number 1 retail package coffee brand in the United States. It is clearly aligned with our strategy to own and market number 1 food brands in North America. Folgers is more than a $1 billion brand, our first, and is our 10th number 1 brand. This powerful combination provides increased size and scale that will benefit all of our businesses.
The transaction is financially compelling, accretive to earnings on a full year basis and increasing sales to almost $5 billion in the first full year. We also expect margins to expand and cash flow to increase significantly.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
To briefly summarize the transactions, it will be structured as an all stock reverse Morris Trust transaction. Procter & Gamble shareholders will own approximately 53.5% of the combined company. At the completion of the transaction, we will have approximately 118 million shares outstanding.
Prior to the merger, Smucker’s shareholders as of a record date planned in September will receive a special dividend of $5.00 per share. This dividend recognizes the loyalty of the Smucker’s shareholders and provides an immediate return of approximately 10%, in addition to the added strategic value of the merger on their investment in Smucker’s. As part of the transaction, Folgers will incur $350 million of debt which will be assumed by Smucker’s after the transaction.
We expect our total debt to increase by approximately $650 million, but we will have a stronger balance sheet with a debt to EBITDA below two times.
Assuming the transaction closes early in the fourth quarter of calendar 2008, we expect fiscal 2009 sales of approximately $3.8 billion to $4 billion and earnings per share of an approximately $3.45 to $3.50 per share, excluding onetime costs associated with the transaction. Longer-term, we are committed to strategic net sales growth rate of 6% with acquisitions continuing to play a key role and an earnings per share growth rate of 8% or better.
There has been a great deal of activity since the announcement. Tim, Vince and I have met with Folgers management and together we have visited all the Folgers locations to meet the employees, conduct employee communications and tour the facilities. The passion for Folgers was evident at each location. These meetings have only enhanced our enthusiasm for the business and its fit with Smucker’s. Together, we have great opportunities to continue to build a business with unparalleled brands and returns.
We look forward to completing the transaction which brings significant value to current and future Smucker’s shareholders. We will continue to manage for the long term, and are confident that our investments in new brands and businesses will continue to provide long-term profitable growth.
To summarize the year, first, we completed another record year in terms of financial performance. Second, we welcomed several new leading brands to the Smucker Company that will provide growth opportunities in new categories. Third, we added to shareholder return by continuing our strong dividend policy and repurchasing approximately 5% of our shares outstanding. Fourth, our pricing moves have finally caught up with our cost increases and we are beginning fiscal 2009 with strong top and bottom line momentum. And, finally, we have positioned ourselves for substantial future growth with the announcement of the Folgers transaction.
Thank you very much for your time and we would now be happy to answer your questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) [Gretchen Montgomery] with Deutsche Bank.
Gretchen Montgomery - Deutsche Bank — Analyst
Good morning. It seems like in the summer months the consumer will experience a fuller flow through of commodity prices given gasoline prices as well as food, as companies are taking off some of the protection from earlier in the year. What are your thoughts about demand elasticity going forward?

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Richard Smucker - J. M. Smucker Company — Co-CEO and President
I think for — if you think about our product categories that we are in, we are in pretty — a lot of staple type businesses and people that are eating home more because they don’t want to travel as much or don’t want to eat out as much, we think our product categories that we are in and the brands that we are in will do quite well and, actually, have done quite well during this period. We normally do fairly well in a rough economy.
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
And we are off to a good start.
Richard Smucker - J. M. Smucker Company — Co-CEO and President
Yes, we are off to a very good start.
Gretchen Montgomery - Deutsche Bank — Analyst
Have you seen that benefit from the shift from away from home eating to at home eating? Have you started to see that yet?
Paul Smucker Wagstaff - J. M. Smucker Company — VP — Foodservice and Beverage Markets
Actually on the Foodservice side we’ve seen a little softness in our restaurant business. However one of the benefits we have is we have the school market which is very stable and continues to grow, and then our healthcare market is also doing very well and that’s growing. So it is kind of offset. We are in good shape.
Gretchen Montgomery - Deutsche Bank — Analyst
All right. Thank you.
Operator
Farha Aslam with Stephens.
Farha Aslam - Stephens, Inc. — Analyst
Good morning. Couple of questions. First, just on the P&G transaction. P&G shareholders do they have any lockup for a period of time because of the transaction?
Richard Smucker - J. M. Smucker Company — Co-CEO and President
No. I don’t — no.
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
No.
Farha Aslam - Stephens, Inc. — Analyst
But you guys have a lockup or sort of a restriction that you can’t repurchase shares for two years?

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Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Paul Smucker Wagstaff - J. M. Smucker Company — VP — Foodservice and Beverage Markets
That’s correct. That is part of the reverse Morris trust.
Farha Aslam - Stephens, Inc. — Analyst
Okay. And then could you just share with us a little bit more detail on your comment that your pricing has now caught up with your commodities? What level of pricing have you had to take in your products and when you say that, is that because your hedge on your commodities have pretty much [know] your costs?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
The answer to your second question is correct. Our hedging in our commodities, we know our cost certainly for the most of fiscal ‘09, but I will let — and it — our price increases very quite a bit by categories dependent upon which categories you are in and I will let both Steve and Vince speak to that.
Vince Byrd - J. M. Smucker Company — SVP — Consumer Market
We did take pricing on the majority of our categories in May and those were to cover the cost that we’ve incurred as well as anticipated costs over the next six months. So we feel we are in very good shape on the spread side and the Hungry Jack side of the businesses.
Steve Oakland - J. M. Smucker Company — VP, General Manager, Consumer Oils and Baking
Steve Oakland. As far as oils and baking, as you know there were dramatic price changes last year. The oils increases went in earlier in the year. There was an additional 30% on Crisco at the end of the fiscal year. Those price increases are through and, frankly, oil has had a great Easter. The oil business, again, we are leaders in that business and we got off to a good start. We led those pricing increases.
The baking business, price increases went in around the Easter time frame. Those are all in place now. All the shelf prices have moved; and we seem to see that business settling out right now.
Farha Aslam - Stephens, Inc. — Analyst
Okay, and have you seen competitors follow these price increases?
Vince Byrd - J. M. Smucker Company — SVP — Consumer Market
For the most part, with the exception of fruit spreads it’d typically [lag] anywhere from maybe three to four months, but in the other categories we’ve seen following or in one case we actually followed. So, yes, those have already been reflected.
Farha Aslam - Stephens, Inc. — Analyst
And my final question is just on packaging, are you guys comparable with your packaging positions and how much of an increase are you factoring in into your guidance?
Mark Belgya - J. M. Smucker Company — CFO
I would say that we’ve anticipated what we’ve known up-to-date and included in our raw material costs was some packaging component. Clearly there is, particularly the plastic is petroleum-driven and if that were to continue we would have to revisit, but some of the increases or the increases to date we have factored in.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Farha Aslam - Stephens, Inc. — Analyst
Okay. Thank you very much.
Operator
Chuck Cerankosky with FTN Midwest.
Chuck Cerankosky - FTN Midwest — Analyst
Good morning, everyone. Going a little bit back to consumer behavior, what other shifts have you seen besides more eating at home that affects your business? I’m thinking are you seeing, are you losing any share of private-label at this time?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Not really. Not on the spread side. The biggest issue, of course, is we have a major competitor who is back in the market and gaining share back, but on peanut butter. But no, not really, on some of the other categories.
Mark Belgya - J. M. Smucker Company — CFO
And in the oils business in certain markets there’s some size trade down. Some of our gallon business is going to 64 ounce. Those kind of things. But we build our plan around that and we are fortunate with the Crisco business, we offer all of those sizes. So we are in a position to hit the price point that the market wants. So we are still able to get those things merchandised and on the floor at the different retailers around the country.
Chuck Cerankosky - FTN Midwest — Analyst
Yes. As an aside to that size trade down, does that end up helping you do to more frequent purchase?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
It may be too early to tell you that. We don’t think that the actual usage at home is going to change that much so it [should] frankly, but those are just happening now. So I don’t think we have enough data to confirm it.
Chuck Cerankosky - FTN Midwest — Analyst
How about any channel shifts where your products are moving?
Richard Smucker - J. M. Smucker Company — Co-CEO and President
There’s a little bit of channel shift. It is not the big big amount. I mean as you know the deeper discounters are doing a little bit better same-store sales than maybe the traditional stores, but we obviously are represented in all of those channels.
Chuck Cerankosky - FTN Midwest — Analyst
Okay. Do you have any acquisition terms on the Knotts Berry acquisition?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Any — I’m sorry what was — acquisition terms, I mean what we paid and so forth?

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Chuck Cerankosky - FTN Midwest — Analyst
Exactly.
Mark Belgya - J. M. Smucker Company — CFO
We didn’t disclose. I think we said, if I recall, we had approximately $40 million in sales on an annual basis, but that was the extent of the terms discussion.
Chuck Cerankosky - FTN Midwest — Analyst
All right. And last question, if we are looking at Eagle margins reverting to historical patterns this year, what are you comparing it to in your previous comments? We didn’t pick up whether you’re talking about fourth quarter Eagle margins or all of fiscal ‘08.
Steve Oakland - J. M. Smucker Company — VP, General Manager, Consumer Oils and Baking
Yes, all of fiscal ‘08. The Eagle business closed at really a tough time. If you look at — milk costs went from about $11 a hundredweight to mid $20s or low $20s. And just the way the accounting on that transaction, we had to write all of that inventory up. We weren’t allowed to price it until we owned it. We got pricing and immediately after we owned it, but there’s obviously a couple of months’ lag there. The Eagle organizations balance sheet wasn’t that strong. They didn’t have a hedge position on. We obviously have changed that. Milk sells for different amounts throughout the year. Our organization has been able to lock that in now.
You couldn’t have orchestrated a tougher market in the milk business last year. The brand did great. The sales were fine. Now we’ve got the costs and the plants in line.
Mark Belgya - J. M. Smucker Company — CFO
Just a little more to that, we talked in terms of the administrative side. So I think Steve is probably more specific to the gross profit in some degree operating income, but we have also been able to achieve the synergies we expected as it related to the administrative side of the house. So all in all, clearly margins on the overall equal basis business are going to be moving up from here.
Chuck Cerankosky - FTN Midwest — Analyst
Thank you very much.
Operator
Eric Serotta with Merrill Lynch.
Eric Serotta - Merrill Lynch — Analyst
I just wanted to clarify that the $2.73 EPS — I’m sorry, the $0.73 EPS number that you quoted was excluding the restructuring charges and the merger integration costs, but it did include the $0.05 of the insurance proceeds?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
That’s right, Eric.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Eric Serotta - Merrill Lynch — Analyst
And were those proceeds related to a storm or costs that were incurred in this quarter or in a previous quarter?
Mark Belgya - J. M. Smucker Company — CFO
It actually — it related to an unfortunate situation that happened in February this past — or this past February in Memphis where a tornado hit and destroyed the facility of the third party warehouses where it was primarily all Smucker products. So the loss for all intents and purposes were in the fourth quarter by the time we got through figuring out what it was and totaling up all the costs.
Eric Serotta - Merrill Lynch — Analyst
Okay. Then could you clarify — I think someone made a statement earlier that you know most of your costs for fiscal 2009. I’m a little bit surprised by that comment. My understanding was that you usually plan out for a given season with the retailers and then lock in your costs.
It seems like there’s a number of commodities that you are exposed to that you, that really don’t have very liquid or active markets for hedging. So could you maybe clarify that statement a bit in terms of knowing your costs for fiscal 09? Or I imagine you are not hedged on dairy. Are you hedged on wheat and oils for the year? Or just for the upcoming fall [bake]?
Steve Oakland - J. M. Smucker Company — VP, General Manager, Consumer Oils and Baking
Sure. Obviously these markets have been more volatile than what we’ve seen in the past. There have been opportunities in the hedgeable markets to cover fall bake. Our customers expect us to price fall bake right now. So those coverages need to be in place in order to do that.
You can hedge milk actually. There’s a number of instruments that you can use to try to flatten that out. Milk prices are low in the summer, and high in the winter. There are instruments you can do both contracting with the dairy as well as instruments over the counter and traded instruments. So based on those things, we feel pretty good.
Absolutely, there are some commodities that we are still exposed to. There are some things in our contracts that we would be exposed to. But given the cost environment we just came out of, we are probably a little more conservative this year then.
Vince Byrd - J. M. Smucker Company — SVP — Consumer Market
Yes and I guess I would add if you think about peanuts and fruit, we know for the most part where those are going to land fourth the next fiscal year given some contracts. Now there is obviously some exposures as relates to corn and corn sweetener, but we have those locked for a period of time as well. So overall we are in pretty good shape.
Eric Serotta - Merrill Lynch — Analyst
Okay. Great. Good luck.
Operator
(OPERATOR INSTRUCTIONS). Tom Maher with Lord Abbett.
Tom Maher - Lord Abbett — Analyst
Good morning. I was wondering if you could sort of walk through the re-entry into the peanut butter market of the major competitor in terms of the promotional activity and, perhaps, the progression of that through the quarter?

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Steve Oakland - J. M. Smucker Company — VP, General Manager, Consumer Oils and Baking
Sure. What I think is fairly obvious that they have decided to get back the market share that they lost. And, again, to take a step back, a year ago when it occurred, we and others obviously benefited from that. We at that point pulled some trade support because obviously there was no need to, quite frankly, to discount it.
But clearly they are back. To be honest with you, they are discounting it at double-digit levels below even private-label and 30% below — over 30% below the two other major manufacturers, including ourselves. So they are back to about where they were before the incident occurred.
I guess as we look forward though, we have addressed capacity-related concerns that we had last fiscal year. And we are back on a full promotional basis for the most part. It is still a bit of a volatile situation, given what is going on with the raw material and peanuts, but again we feel we are in very, very good shape.
So I guess that would be how I would summarize it.
Tom Maher - Lord Abbett — Analyst
Okay. Then in terms of oils, the last major price increase on Crisco, has that been — has that gone fully through to the end consumers at this point?
Mark Belgya - J. M. Smucker Company — CFO
All the vegetable oil pricing you’d see on the shelf today.
Tom Maher - Lord Abbett — Analyst
Okay so in terms of at least the immediate impact we have seen what it will do to volumes one way or the other?
Mark Belgya - J. M. Smucker Company — CFO
Yes. Absolutely. And all brands and we’ve seen private-label go up.
Tom Maher - Lord Abbett — Analyst
Okay and then just lastly on, I think in the press release you guys actually called out the impact on the Eagle business of milk. Any chance you would quantify that because that is obviously newer raw material for you guys and given the dynamics of that acquired business. Just trying to get a sense of whether that is fully stabilized and how much of that might have been impacted the quarter just reported?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Tom, we won’t — wouldn’t give the specifics to, but it stabilized at think as Steve just reported as we go into ‘09. Several of the factors that negatively impacted ‘08 have been addressed. The cost is settled. We’ve done some hedging and we’re comfortable that the margins will improve.
Tom Maher - Lord Abbett — Analyst
Okay. So in terms of the gross margin pressure we’ve seen, it is not like things are about to improve, but perhaps we’ve kind of seen the bulk of that impact?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
That’s right.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Tom Maher - Lord Abbett — Analyst
Okay. Thank you.
Operator
Eric Serotta.
Eric Serotta - Merrill Lynch — Analyst
Just a quick follow-up on the peanut butter business. The $10 million to $15 million in sales this quarter or in the year ago quarter or opportunistic sales, you said in the press release that equated to about $0.08 in EPS. Could you give us a rough estimate as to what the incremental benefit was on the bottom line for the first quarter of ‘08 just so as we are modeling to have a basis for looking at year-over-year comparison?
Mark Belgya - J. M. Smucker Company — CFO
I think we — if I recall we gave itself as to last year and I guess I would just private in that fourth quarter of last year was the most dramatic increase because it occurred as you recall right at the end of February or in February. It would be less than the impact that we had in the fourth quarter, but probably not being more specific than that.
Eric Serotta - Merrill Lynch — Analyst
Would the margins benefit — would the margins on those incremental sales be as great as the margins were on the incremental sales in the fiscal fourth quarter of ‘07?
Mark Belgya - J. M. Smucker Company — CFO
No, they would not.
Eric Serotta - Merrill Lynch — Analyst
Okay. Great. Thank you.
Operator
Chuck Cerankosky with FTN Midwest.
Chuck Cerankosky - FTN Midwest — Analyst
Thank you. Going to the Folgers acquisition, do you see any significant obstacles in getting that transaction completed, either regulatory or anything else? Also could you perhaps more narrowly define when it might close at this point?
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
No. We don’t see any problems with it in any of the approvals. It just takes some time. We are planning to close it in the October, November period, something like that.

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Final Transcript
Jun. 19. 2008 / 8:30AM ET, SJM — Q4 2008 J. M. Smucker Company Earnings Conference Call
Chuck Cerankosky - FTN Midwest — Analyst
All right. Good luck with that.
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Thank you very much. We are very excited about it.
Chuck Cerankosky - FTN Midwest — Analyst
Lot of work. Thank you.
Operator
Gentlemen, I will now turn the conference back to you to conclude.
Tim Smucker - J. M. Smucker Company — Co-CEO and Chairman
Thank you very much for taking time to be with us today and again I just want to share that we are tremendously excited about the Folgers transaction. As Richard said in his comments, we’ve had the privilege to visit with a number of the Folgers team. I’m just so impressed with the passion that they have for the business. We think it is going to be a perfect fit for us going forward and a great platform for continued growth. So thanks a lot and have a great day.
Operator
Ladies and gentlemen, if you wish to access the rebroadcast after this live call, you may do so by calling 1-888-203-1112 or 1-719-457-0820 with the passcode of 7462309 or by accessing the website for a downloadable MP3 format.
This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.

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The J. M. Smucker Company Forward-Looking Language
This document contains forward-looking statements, including statements regarding estimates of future earnings and cash flows that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to: general economic conditions in the U.S.; the volatility of commodity markets from which raw materials are procured and the related impact on costs; crude oil price trends and its impact on transportation, energy, and packaging costs; the ability to successfully implement price changes; the success and cost of introducing new products and the competitive response; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the concentration of certain of the Company’s businesses with key customers and the ability to manage and maintain key customer, supplier, and employee relationships; the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; the ability of the Company to obtain any required financing; the timing and amount of capital expenditures, restructuring, and merger and integration costs; the outcome of current and future tax examinations and other tax matters, and their related impact on the Company’s tax positions; the ability of the Company to obtain regulatory and shareholders’ approval of the Folgers merger without unexpected delays or conditions; the ability of the Company to integrate acquired and merged businesses in a timely and cost effective manner; the ability to achieve synergies and cost savings in the amounts and within the time frames anticipated; foreign currency and interest rate fluctuations; the timing and cost of acquiring common shares under the Company’s share repurchase authorization; and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.
Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction and will also file a proxy statement with the SEC that will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement and the prospectus included in the registration statement and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter & Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.